SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            Amendment No. 4
                                  to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Lone Star Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $1.00 par value
                      (Title of Class of Securities)


                                542290408
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)
                              June 7, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /__/

Check the following box if a fee is being paid with this statement: /__/


                            Page 1 of 12 pages
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 2 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            998,095 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              998,095 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     998,095 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 3 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P.               13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            122,473 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              122,473 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     122,473 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 4 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            428,013 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              428,013 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     428,013 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 5 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,120,568 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,120,568 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,120,568 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 6 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,548,581 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,548,581 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     1,548,581 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 7 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,548,581 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,548,581 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,548,581 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN
PAGE

                 Amendment No. 4 to Schedule 13D

     This statement amends the Schedule 13D, dated September 26, 1994, as amended by Amendment No. 1 dated October 31, 1994, Amendment No. 2 dated January 6, 1995 and Amendment No. 3 dated April 4, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

     I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following paragraph:

     "Since April 4, 1995 (the date the Reporting Persons filed
Amendment No. 3 to Schedule 13D), the Reporting Persons in the aggregate have acquired an additional 152,000 shares of Common
Stock in the open market. Dickstein & Co. acquired 98,800 shares at a total cost of $2,048,387.20; Dickstein International acquired 38,900 shares at a total cost of $811,494.00; and Dickstein Focus acquired 14,300 shares at a total cost of $296,901.80. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business. In addition, Dickstein
& Co., Dickstein International and Dickstein Focus received, respectively, 866 shares, 219 shares and 65 shares of Common Stock on April 10, 1995 in respect of certain pre-petition claims owned by Dickstein & Co., Dickstein International and Dickstein Focus pursuant to the Company's Plan of Reorganization. See Item 5."

     II.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
Securities of the Issuer" are amended and restated as follows:

     "(a) The Reporting Persons beneficially own an aggregate of 1,548,581 shares of Common Stock, representing approximately 12.8% of the shares of Common Stock. Dickstein & Co. beneficially owns 998,095 of such shares of Common Stock (approximately 8.3% of the shares outstanding); Dickstein Focus beneficially owns 122,473 of such shares of Common Stock (approximately 1.0% of the shares outstanding); and Dickstein International beneficially owns 428,013 of such shares of Common Stock (approximately 3.5% of the shares outstanding). Upon resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock pursuant to the Plan of Reorganization."1/

1/       Percentages are based upon 12,070,483 shares of Common
         Stock outstanding as of May 5, 1995 as set forth in the Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1995.

PAGE

     "(c) Except as set forth on Schedule II annexed hereto and as described in Item 3 above, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                               -9-
PAGE

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 9, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper

                          -10-
PAGE

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         /s/Mark Dickstein
                         Name:   Mark Dickstein

PAGE

                                    SCHEDULE II


          TRANSACTIONS IN COMMON
                 STOCK OF
        LONE STAR INDUSTRIES, INC.


Shares Purchased by Dickstein & Co., L.P.

           Number of
            Shares    Price per                     Total
Date       Purchased    share     Commission         Cost

4/18/95     23,400     20.563     1,429.00       482,603.20
5/10/95     27,000     21.125     1,645.00       572,020.00
5/11/95     16,000     20.500       985.00       328,985.00
5/17/95      9,000     21.000       475.00       189,475.00
6/7/95      13,000     20.250       805.00       264,055.00
6/8/95      10,400     20.250       649.00       211,249.00

Shares Purchased by Dickstein International Limited

          Number of
           Shares     Price per                   Total
Date      Purchased     share     Commission       Cost

5/10/95     19,000     21.125     1,165.00       402,540.00
5/11/95      6,900     20.500       439.00       141,889.00
5/17/95      4,000     21.000       225.00        84,225.00
6/7/95       5,000     20.250       325.00       101,575.00
6/8/95       4,000     20.250       265.00        81,265.00

Shares Purchased by Dickstein Focus Fund, L.P.

         Number of
          Shares     Price per                    Total
Date     Purchased     share      Commission       Cost

4/18/95    2,600      20.563        181.00       53,644.80
5/10/95    4,000      21.125        265.00       84,765.00
5/11/95    2,100      20.500        151.00       43,201.00
5/17/95    2,000      21.000        125.00       42,125.00
6/7/95     2,000      20.250        145.00       40,645.00
6/8/95     1,600      20.250        121.00       32,521.00


                                -12-
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